Media Release | March 20, 2019

Deutsche Bank AG Announces Intention To Delist Its Agriculture, Base Metals, Commodity, Crude Oil and Equity ETNs

Deutsche Bank announced today that it plans to delist the following exchange traded notes (ETNs) from NYSE Arca due to low levels of trading activity for the ETNs.

ETN Name	Ticker
DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	DAG
DB Agriculture Long Exchange Traded Notes due April 1, 2038	AGF
DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	BOM
DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	BDD
DB Base Metals Short Exchange Traded Notes due June 1, 2038	BOS
DB Commodity Double Long Exchange Traded Notes due April 1, 2038	DYY
DB Commodity Short Exchange Traded Notes due April 1, 2038	DDP
DB Crude Oil Long Exchange Traded Notes due June 1, 2038	SZO
DB Crude Oil Short Exchange Traded Notes due June 1, 2038	OLO
ELEMENTSSM—“Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return IndexSM due November 14, 2022	DOD
ELEMENTSSM Linked to the Morningstar® Wide Moat FocusSM Total Return Index Exchange Traded Notes due October 24, 2022	WMW
FI Enhanced Global High Yield Exchange Traded Notes Linked to the MSCI World High Dividend Yield USD Gross Total Return Index due October 12, 2023	FIEG

Delisting is expected to occur at the close of trading on April 11, 2019. Following the delisting, the ETNs will remain outstanding, though they will no longer trade on any national securities exchange. The ETNs may trade, if at all, on an over-the-counter basis. Because the issuances of these ETNs have been suspended since January 1, 2016, after the delisting, the secondary market for these ETNs may experience a significant drop in liquidity.

Investors can continue to exercise their repurchase right with respect to the ETNs prior to and after the delisting, subject to the minimum repurchase size for such ETN and other conditions described in the pricing supplements for the ETNs. To provide liquidity to those investors who wish to exit their positions in the ETNs, the minimum repurchase size for these ETNs has been reduced to 500 securities, effective immediately.

Anyone considering investing in the ETNs or continuing to hold the ETNs should consider the risks described in the pricing supplement for the relevant ETNs when making an investment decision and consult with their broker or financial adviser to evaluate their investment in the ETNs.

The ETNs do not guarantee any return of principal and an investment in the ETNs may result in a loss on an accelerated basis. The market value of the ETNs may be influenced by many unpredictable factors, including supply and demand for the ETNs in the secondary market. It is possible that this announcement and the subsequent delisting of the ETNs may adversely affect the market value and liquidity of the ETNs in the secondary market and may cause the ETNs to trade at a premium or discount in relation to their intraday indicative values. Deutsche Bank AG cannot predict with certainty what impact, if any, these events will have on the market values of the ETNs. Following the delisting, investors may not be able to sell their ETNs or may have to sell their ETNs at a discounted sale price substantially below their intraday indicative value or closing indicative value.

For more information on risks associated with the ETNs, please see the risk factors included in the relevant pricing supplements. The pricing supplements relating to the ETNs can be accessed on the website of the Securities and Exchange Commission at.www.sec.gov.

Investors with any questions about the ETNs may call +1 (212) 250-8830.

Deutsche Bank AG Press & Media Relations

Troy Gravitt

Phone: +1 (212) 250-4875

E-Mail: troy.gravitt@db.com

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on the plans, estimates and projections currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which Deutsche Bank derives a substantial portion of its revenues and in which the bank holds a substantial portion of its assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of strategic initiatives of the bank, the reliability of the bank’s risk management policies, procedures and methods, and other risks referenced in the bank’s filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in the bank’s SEC Form 20-F of 16 March 2018 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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60 Wall Street, New York, NY 10005	https://www.db.com/press
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